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Hillary A. Coleman

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4733 tel hillary.coleman@davispolk.com

October 2, 2020

Re:	Grayscale Ethereum Trust (ETH)
Form 10-12G
Filed August 6, 2020
File No. 000-56193

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E. Washington, D.C. 20549

Attn:	Sandra Hunter Berkheimer, Legal Branch Chief
David Lin, Staff Attorney
John Spitz, Staff Accountant
Michael Volley, Staff Accountant

Ladies and Gentlemen:

On behalf of our client, Grayscale Investments, LLC, a Delaware limited liability company (the “Sponsor”) and the sponsor of Grayscale Ethereum Trust (ETH) (the “Trust”), a Delaware Statutory Trust, this letter sets forth the Sponsor’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated September 22, 2020 (the “Comment Letter”). On August 6, 2020, the Sponsor filed the registration statement on Form 10-12G (the “Registration Statement”) via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) with the Commission relating to the registration of the Trust’s Shares pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended. The Sponsor has revised the Registration Statement in response to the Staff’s comments and is submitting concurrently with this letter Amendment No. 1 to the Registration Statement (the “Amendment No. 1”), which reflects these revisions and updates and clarifies certain other information.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in Amendment No. 1.

Form 10-12G filed August 6, 2020

Summary, page 4

1.

In response to comment 2 you indicate that the factors regarding the variance between the value of the Shares and the Trust’s Digital Asset Holdings per Share are disclosed in what the Sponsor believes to be descending order of significance. However, these factors are not disclosed consistently in the document. Please tell us what you believe to be the order of significance.

U.S. Securities and Exchange Commission	2	October 2, 2020

Response: The Sponsor advises the Staff that it believes that the factors that may cause the Shares not to reflect the value of the Trust’s ETH, less the Trust’s expenses and other liabilities, are the following, in order of significance: the holding period under Rule 144 for Shares purchased in the private placement, the lack of an ongoing redemption program, any halting of creations by the Trust, ETH price volatility, trading volumes on, or closures of, exchanges where digital assets trade due to fraud, failure, security breaches or otherwise, and the non-current trading hours between OTC Markets Group Inc.’s OTCQX® Best Marketplace and the global exchange market for trading ETH. In response to the Staff’s comment, the Sponsor has revised the disclosure on pages 5, 19, 24, 64, 65, 71 and 72 of Exhibit 99.1 to Amendment No. 1.

Recent Sales of Unregistered Shares, page 82

2.

We note your response to comment 6. In your next response letter, please tell us in greater detail the nature of any material relationships which the investors had with the registrant either in connection with or in addition to the private placements. In this regard, we note that your response appears to provide information regarding “any material pre-existing relationships between the Authorized Participant and investors of the Trust that are trading counterparties of the Authorized Participant or borrowing counterparties of an affiliate of the Authorized Participant.”

Response: The Sponsor advises the Staff that with respect to pre-existing relationships between the Trust, as registrant, and investors, investors in the Trust from time to time invest in the Sponsor’s other investment vehicles. As a result, although the Trust itself does not have pre-existing relationships with such investors, the Sponsor has pre-existing relationships with investors from time to time due to such investors having invested in another vehicle that the Sponsor sponsors. Affiliates of the Trust, such as the Sponsor’s parent company, Digital Currency Group, Inc., have also invested in the Trust in the past and may invest in the Trust from time to time in the future. Other than these relationships and the pre-existing relationships between the Authorized Participant and investors of the Trust described in response to prior comment 6, the Sponsor is not aware of any pre-existing relationships between the Trust and investors.

Transfer Restrictions, page 84

3.	Please revise your disclosure throughout the document to explain the expected effects of a shortened holding period on the price of the Shares and the market for the Shares.

Response: The Sponsor has revised the disclosure on pages 4, 5, 65 and 84 of Exhibit 99.1 to Amendment No. 1 in response to the Staff’s comment.

* * *

Please do not hesitate to contact me at 212-450-4733 or hillary.coleman@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Hillary Coleman

Hillary Coleman

cc:	Joseph A. Hall, Davis Polk & Wardwell, LLP
Barry E. Silbert Chief Executive Officer, Grayscale Investments, LLC